Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Equity LifeStyle Properties, Inc. for the registration of common stock, preferred stock, depositary shares representing preferred stock, warrants and rights and to the incorporation by reference therein of our reports dated February 28, 2012, with respect to the consolidated financial statements and schedules of Equity LifeStyle Properties, Inc., and the effectiveness of internal control over financial reporting of Equity LifeStyle Properties, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ ERNST AND YOUNG LLP

Chicago, Illinois

May 8, 2012

Exh. 23.1-1